



 SI 18006636 ꓛN

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66218

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **01/01/17**   AND ENDING   **12/31/17**
                                                       mm/dd/yy   mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FTP Securities LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Mission Street, 23rd Floor

(No. and Street)

San Francisco	**California**	**94105**
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey R. Wong   **415-992-8829**

                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP

(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

☑   Certified Public Accountant

☐   Public Accountant

☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

FTP Securities LLC

Annual Audit Report

December 31, 2017

PUBLIC DOCUMENT

OATH OR AFFIRMATION

I, **Jeffrey R. Wong**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **FTP Securities LLC**, as of **December 31, 2017**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____
Signature

_____
Chief Financial Officer
Title

See Attached
Acknowledgement/Jurat

_____
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

California All-Purpose Acknowledgment

A Notary Public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California))
County of San Francisco)) SS.

On February 28 , 2018 before me, Trish Casey, Notary Public, personally appeared _____ Jeffery R. Wong _____, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under **PENALTY OF PERJURY** under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

_____ Trish Casey _____
Signature of Notary Public   LS



TRISH CASEY
Notary Public – California
San Francisco County
Commission # 2165929
My Comm. Expires Oct 20, 2020

Attached Loose Certificate, Acknowledgment for document:

_____ Annual Audited Report Form X-17A-5 _____

021 28 2018

FTP Securities LLC

December 31, 2017

Table of Contents

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
FTP Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FTP Securities LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter + Associates LLP

We have served as FTP Securities LLC's auditor since 2004.
Walnut Creek, California
February 28, 2018

FTP Securities LLC

Statement of Financial Condition

December 31, 2017

Assets		
Cash and cash equivalents	$	1,437,039
Securities owned		297,079
Accounts receivable, net of $389,674 allowance for doubtful accounts		8,471,418
Note receivable and accrued interest		585,551
Prepaid expenses and other assets		28,147
Total Assets	$	**10,819,234**

Liabilities and Member's Equity		
Liabilities		
Accrued expenses	$	116,860
Total Liabilities		116,860
Member's Equity		10,702,374
Total Liabilities and Member's Equity	$	**10,819,234**

See accompanying notes to the financial statements.

FTP Securities LLC

Notes to the Financial Statements

December 31, 2017

1. **Organization**

   FTP Securities LLC (the "Company") was organized as a limited liability company in the state of Delaware on June 5, 2003. The Company is wholly owned by Financial Technology Partners LP ("Partners") and operates in San Francisco, California. The Company engages in corporate merger and acquisition financial advisory services and private placement of securities.

2. **Significant Accounting Policies**

   ### Cash and Cash Equivalents
   The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

   ### Accounts Receivable
   Accounts receivable are carried at the invoiced or contract amounts. The allowance for doubtful accounts is based on management's estimate of the amount of probable credit losses in existing accounts receivable.

   ### Notes Receivable
   Notes receivable are stated at unpaid balance. Interest income is recognized over the term of the loan.

   ### Investment Banking Fees
   Investment banking revenues are earned from providing private placement and advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

   ### Use of Estimates
   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

   ### Fair Value of Financial Instruments
   Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

   ### Income Taxes
   The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax of $800 and a California LLC fee of $11,790 based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2013.

FTP Securities LLC

Notes to the Financial Statements

December 31, 2017

3. **Fair Value Measurements**

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3   Unobservable inputs.

Determination of Fair Value
Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

In determining the appropriate levels, the Company performed a detailed analysis of its assets and liabilities. At year end and for the year ended December 31, 2017, there were no assets or liabilities for which the fair value measurement was based on significant unobservable inputs.

The following table provides fair value information related to the Company's financial assets at December 31, 2017:

| | Assets at Fair Value as of December 31, 2017 | | | |
	Level 1	Level 2	Level 3	Total
Financial instruments owned, at fair value				
Securities				
Common stock	$ 297,079	$ -	$ -	$ 297,079
Total securities	$ 297,079	$ -	$ -	$ 297,079

FTP Securities LLC

Notes to the Financial Statements

December 31, 2017

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2017, the Company's net capital was $1,552,372 which exceeded the requirement by $1,544,581.

5. Related Party Transaction

The Company shares office space and general office overhead with Partners, the Company's sole member. At December 31, 2017, the Company did not owe any payments to Partners. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous. Investment entities affiliated with Partners will occasionally make investments in rounds of capital raising by customers of the Company.

6. Note Receivable and Accrued Interest

Promissory note was received in the ordinary course of the Company's business and is carried at principal balance expected to be collected, plus accrued interest. Interest of 5% per annum on the note is accrued on a daily basis on the outstanding principal amount of the note, plus accrued but unpaid interest compounded annually. As of December 31, 2017, the note receivable balance was $570,088.

7. Risk Concentration

At December 31, 2017, the Company held deposits at a financial institution which were in excess of applicable federal insurance limits by $1,186,467.

At December 31, 2017, 87% of net client receivables was from two customers. At December 31, 2017, 100% of securities owned was invested in one position.

8. Litigation

The Company is subject from time to time to various threatened or filed legal actions. Although the amount of ultimate exposure cannot be determined, the Company accrues for losses that management considers probable at the balance sheet date. At December 31, 2017, no amount was accrued.

9. New Accounting Pronouncements

Financial Instruments - Credit Losses: In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)" ("ASU 2016-13"), which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2019 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are evaluating the impact of the adoption of this standard on our financial statements, and do not expect a material impact.

FTP Securities LLC

Notes to the Financial Statements

December 31, 2017

10. Subsequent Events

The Company has evaluated subsequent events through February 28, 2018, the date the financial statements were issued. There were no material subsequent events requiring disclosure through the evaluation date.